EXHIBIT 12.1

ENTERPRISE PRODUCTS PARTNERS L.P.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

		Nine Months Ended
		September 30,	Year Ended December 31,
		2004	2003	2002	2001	2000	1999
Consolidated income from continuing operations		$142.1	$104.5	$95.5	$242.2	$220.5	$120.3
Add:	Minority interest	6.8	3.9	2.9	2.5	2.3	1.2
	Provision for taxes	2.7	5.3	1.6
Less:	Equity in (income) loss of unconsolidated affiliates	(42.2)	14.0	(35.3)	(25.4)	(24.1)	(13.5)

Consolidated pre-tax income before minority interest and equity in income of unconsolidated affiliates		109.4	127.7	64.7	219.3	198.7	108.0
Add:	Fixed charges	104.9	151.3	111.2	63.2	42.7	23.3
	Amortization of capitalized interest	0.4	0.6	0.4	0.2	0.2	0.1
	Distributed income of equity investees	54.6	31.9	57.7	45.1	37.3	6.0

	Subtotal	269.3	311.5	234.0	327.8	278.9	137.4
Less:	Interest capitalized	(0.4)	(1.6)	(1.1)	(2.9)	(3.3)	(0.2)
	Minority interest	(6.8)	(3.9)	(2.9)	(2.5)	(2.3)	(1.2)

Total earnings		$262.1	$306.0	$230.0	$322.4	$273.3	$136.0

Fixed charges:
	Interest expense	$97.0	$140.8	$101.6	$52.5	$33.3	$16.4
	Capitalized interest	0.4	1.6	1.1	2.9	3.3	0.2
	Interest portion of rental expense	7.5	8.9	8.5	7.8	6.1	6.7

	Total	$104.9	$151.3	$111.2	$63.2	$42.7	$23.3

Ratio of earnings to fixed charges		2.5x	2.0x	2.1x	5.1x	6.4x	5.8x

     These computations take into account our consolidated operations and the distributed income from our equity method investees. For purposes of these calculations, “earnings” is the amount resulting from adding and subtracting the following items:

     Add the following, as applicable:

•	consolidated pre-tax income before minority interest and income or loss from equity investees;

•	fixed charges;

•	amortization of capitalized interest;

•	distributed income of equity investees; and

•	our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges.

     From the subtotal of the added items, subtract the following, as applicable:

•	interest capitalized;

•	preference security dividend requirements of consolidated subsidiaries; and

•	minority interest in pre-tax income of subsidiaries that have not incurred fixed charges.

     The term “fixed charges” means the sum of the following: interest expensed and capitalized; amortized premiums, discounts and capitalized expenses related to indebtedness; an estimate of interest within rental expenses (equal to one-third of rental expense); and preference dividend requirements of consolidated subsidiaries.